SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

WAVE Life Sciences Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y95308105

(CUSIP Number)

Masaharu Tanaka

Katsunori Nagakari

1-3-34 Meizan-cho, Kagoshima City, Kagoshima, 892-0821, Japan

+81 99 295 6151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2015

(Dates of Event which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act by shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSON Kagoshima Shinsangyo Sousei Investment Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☐ Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,228,690
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,228,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSON Kagoshima Development Co. Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☐ Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,228,690
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,228,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSON Masaharu Tanaka I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☐ Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,228,690
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,228,690
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Statement relates to the ordinary shares (the “Ordinary Shares”) of WAVE Life Sciences Ltd., a Singapore company (the “Issuer”). The Issuer’s principal executive offices are located at 8 Cross Street #10-00, PWC Building, Singapore 048424.

Item 2.	Identity and Background.

(a) The names of the reporting persons are Kagoshima Shinsangyo Sousei Investment Limited Partnership (“KSS”), Kagoshima Development Co. Ltd. (“Kagoshima Development Co.”) and Masaharu Tanaka (together with KSS and Kagoshima Development Co., the “Reporting Persons”). KSS is a partnership organized under the laws of Japan and Kagoshima Development Co. is a joint stock partnership organized under the laws of Japan.

(b) The business address of each of the Reporting Persons is 6-1-20, Nanei Kagoshima City, Kagoshima 891-0122, Japan.

(c) Mr. Tanaka, a director of the Issuer, is the representative director of Kagoshima Development Co., the general partner of KSS.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer of the Reporting Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any executive officer of the Reporting Persons, were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages to this Schedule.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 3, 2014, KSS purchased 2,263,291 of the Issuer’s Ordinary Shares at a purchase price of approximately $2.47 per share for an aggregate purchase price of $5.6 million.

On January 16, 2015, KSS purchased an additional 727,486 of the Issuer’s Ordinary Shares at a purchase price of approximately $2.47 per share for an aggregate purchase price of $1.8 million.

On August 14, 2015, KSS purchased 161,663 Series B preferred shares at a purchase price of approximately $12.37 per share at an aggregate purchase price of $2.0 million.

On November 10, 2015, the Issuer’s Registration Statement on Form S-1 (File No. 333-207379) was declared effective by the Securities and Exchange Commission. On November 16, 2015, KSS purchased 76,250 of the Issuer’s Ordinary Shares in connection with the closing of the Issuer’s initial public offering of its Ordinary Shares (the “IPO”) at a purchase price of $16 per share. The Series B preferred shares held by KSS were automatically converted into the Issuer’s Ordinary Shares upon the closing of the IPO.

The source of the funds used for the acquisition of the Issuer’s Ordinary Shares was capital from partnership members of KSS.

Item 4.	Purpose of Transaction.

KSS acquired the Issuer’s securities for investment purposes. Mr. Tanaka, a director of the Issuer, is the President of Kagoshima Development Co., the general partner of KSS. Consistent with these investment purposes and Mr. Tanaka’s role as a director of the Issuer, the Reporting Person’s may have discussions with management and other members of the board of directors of the Issuer from time to time and may make suggestions and give advice to the Issuer, including with respect to strategic matters.

Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, and subject to the terms of the Lock-Up Agreements described in Item 6, below, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Persons reserve the right to increase or decrease their holdings on such terms and at such times as each may decide.

Other than as described in this Item 4 or consistent with the rights of KSS set forth in the Investors’ Rights Agreement, as defined in Item 6 of this Statement and incorporated herein by reference, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information in this Item 5(a) and in Row 13 of each cover page to this Schedule with respect to the Reporting Persons is based on an aggregate of 20,933,297 shares of the Issuer’s Ordinary Shares issued and outstanding as of November 16, 2015, based on information provided by the Issuer.

(a) KSS beneficially owns 3,228,690 of the Issuer’s Ordinary Shares, representing 15.4% of the Issuer’s issued and outstanding Ordinary Shares.

Each of Kagoshima Development Co. and Mr. Tanaka may be deemed to beneficially own 3,228,690 of the Issuer’s Ordinary Shares, representing 15.4% of the Issuer’s issued and outstanding Ordinary Shares all of which are beneficially held by KSS. Each of Kagoshima Development Co. and Mr. Tanaka expressly disclaims beneficial ownership of the securities of the Issuer beneficially held by KSS except to the extent of its or his pecuniary interest therein.

(b) The Reporting Persons share the power to vote or direct the vote and to dispose or direct the disposition of the 3,228,690 Ordinary Shares held by KSS.

(c) On November 16, 2015, in connection with the closing of the IPO, KSS purchased 76,250 of the Issuer’s Ordinary Shares at $16 per share.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, any proceeds from the sale of, the Ordinary Shares of the Issuer beneficially owned by any of the Reporting Persons.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investors’ Rights Agreement

The Issuer and certain shareholders of the Issuer, including KSS, are party to an Investors’ Rights Agreement dated as of August 14, 2015, pursuant to which the shareholders party thereto are entitled to demand Form S-3 and piggyback registration rights. Such shareholders have agreed not to exercise their registration rights during the initial 180 day period following the Issuer’s initial public offering.

Demand Registration Rights. At any time after 180 days of the closing of the IPO, the holders of at least a majority of the registrable securities have the right to require the Issuer to file one registration statement on Form S-1 to register all or a portion of their registrable securities provided that the anticipated aggregate offering price of the registrable securities to be sold under that registration statement on Form S-1 exceeds $25.0 million, net of underwriting discounts and commissions.

Form S-3 Registration Rights. After the closing of the IPO, the holders of at least 30% of the registrable securities have the right to demand that the Issuer file an unlimited number of registration statements on Form S-3 provided that the anticipated aggregate offering price of the registrable securities to be sold under the registration statement on Form S-3 exceeds $5.0 million, net of underwriting discounts and commissions.

Piggyback Registration Rights. If the Issuer proposes to register any of its securities for sale to the public under the Securities Act of 1933, as amended (the “Securities Act”), the holders of registrable securities (subject to certain exceptions) are entitled to receive notice of such registration and to request that the Issuer include their registrable securities for resale in the registration statement. The underwriters of any such offering will have the right to limit the number of shares to be included in such registration.

Expenses of Registration; Indemnification. The Issuer is generally required to bear all registration expenses incurred in connection with the demand, Form S-3 and piggyback registrations described above, other than underwriting commissions and discounts and will pay the reasonable fees and expenses, not to exceed $25,000, of one special counsel to represent all participating shareholders in a registration. The Investors’ Rights Agreement contains customary indemnification provisions with respect to registration rights.

Termination of Registration Rights. The demand, Form S-3 and piggyback registration rights described above will terminate three years after the closing of the IPO. In addition, the registration rights of a holder of registrable securities will expire if all of the holder’s registrable securities may be sold in a three-month period under Rule 144 of the Securities Act.

Lock-Up Agreements

The Issuer and each of KSS and Mr. Tanaka have agreed that, without the prior written consent of the underwriters to the IPO, the Issuer and such Reporting Persons will not (subject to certain exceptions), during the period ending 180 days after November 10, 2015 (i) sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of, directly or indirectly, any Ordinary Shares or any other securities convertible into or exercisable or exchangeable for Ordinary Shares; (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of the Ordinary Shares or any other securities convertible or exercisable or exchangeable for Ordinary Shares, regardless of whether any transaction described above is to be settled by delivery of securities, in cash or otherwise; (iii) make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Ordinary Shares or securities convertible or exchangeable or exercisable for Ordinary Shares, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration; or (iv) publicly announce any intention to do any of the foregoing.

The foregoing restrictions shall not apply to transactions relating to Ordinary Shares purchased (i) in the IPO and (ii) in open market transactions after the completion of the IPO, provided that no filing under Section 16(a) of the Exchange Act will be required or will be voluntarily made during the lock-up period in connection with any subsequent sales of such shares purchased in the IPO or in the open market during the lock-up period.

Item 7.	Material to be Filed as Exhibits.

Exhibit No. Description

Exhibit No.	Description

1	Joint Filing Agreement of the Reporting Persons

2	Investors’ Rights Agreement by and among the Company and certain of its shareholders, dated as of August 14, 2015 (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (File No 333-207379), filed with the Securities and Exchange Commission on October 9, 2015)

3	Form of Lock-Up Agreement by and between the Company, Jeffries LLC and Leerink Partners LLC as Representative of the Several Underwriters, and each of the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2015	Kagoshima Shinsangyo Sousei Investment Limited
Partnership by: Kagoshima Development Co. Ltd., its General Partner

	By:	Masaharu Tanaka
Name: Masaharu Tanaka
Its: Representative Director

Dated: November 25, 2015	Kagoshima Development Co. Ltd.

	By:	Masaharu Tanaka
Name: Masaharu Tanaka
Its: Representative Director

Dated: November 25, 2015	By:	Masaharu Tanaka
Masaharu Tanaka